Exhibit h 4

169 Lackawanna Avenue Parsippany, NJ 07054 www.mainstayfunds.com
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

As of January 13, 2012

Board of Trustees

MainStay VP Funds Trust

51 Madison Avenue

New York, NY 10010

Re: Expense Limitation Agreement

Dear Board of Trustees:

(1)          This letter will confirm New York Life Investment Management LLC’s (“New York Life Investments”) intent that, in the event the annualized ratio of total ordinary portfolio operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other portfolio in which the Portfolios invest) to average daily net assets of each class of shares (the “Class”) for the series of The MainStay Portfolios listed below (each a “Portfolio” and collectively, the “Portfolios”), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, New York Life Investments will waive a portion of the Portfolios’ management fees or reimburse the expenses of the appropriate Class of the Portfolios in the amount of such excess, consistent with the method set forth in Section (4) below.

PORTFOLIO/CLASS	EXPENSE LIMIT
MainStay VP DFA/DuPont Capital Emerging Markets Equity Portfolio Initial	1.60%
Service	1.65%
MainStay VP Eagle Small Cap Growth Portfolio Initial	0.95%
Service	1.22%
MainStay VP Janus Balanced Portfolio Initial	0.58%
Service	0.83%
MainStay VP MFS Utilities Portfolio Initial	0.81%
Service	1.06%
MainStay VP PIMCO Real Return Portfolio Initial	0.66%
Service	0.76%

PORTFOLIO/CLASS	EXPENSE LIMIT
MainStay VP T. Rowe Price Equity Income Portfolio Initial	0.85%
Service	1.10%
MainStay VP Van Eck Global Hard Assets Portfolio Initial	0.97%

New York Life Investments authorizes the Portfolios and the administrator to reduce our monthly expenses of the appropriate Classes of each Portfolio or reduce its monthly management fees to the extent necessary to effectuate the limitations stated in this Section (1), consistent with the method set forth in Section (4) below. New York Life Investments authorizes the Portfolios and their administrator to request portfolios from us as necessary to implement the limitations stated in this Section (1). New York Life Investments will pay to the Portfolios or Classes any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)           The expense caps set forth in this Agreement are effective from January 13, 2012 through May 1, 2014.

(3)           The foregoing expense limitations supersede any prior agreement regarding expense limitations with respect to the specific Portfolios and Classes herein. Each expense limitation is calculated on an annual, not monthly, basis, and is based on the fiscal year of the respective Portfolios. Consequently, if the amount of expenses accrued by each Portfolio during a month is less than the Portfolios’ expense limitation, the following shall apply: (i) New York Life Investments shall be reimbursed by the respective Class(es) of the Portfolios in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section (3)(i), the Portfolios and/or Class(es) shall establish a credit to be used reducing deductions and/or payments which would otherwise be made in subsequent months of the fiscal year of the relevant Portfolios. During the term of this Agreement, New York Life Investments may recoup the amount of management fee waivers or expense reimbursements from a Portfolio or Class pursuant to this arrangement consistent with the method set forth in Section (4) below, if it does not cause the Portfolios or Class to exceed existing expense limitations and such action is taken during the fiscal year of the Portfolios in which New York Life Investments incurred the expense.

(4)          Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of each Portfolio in accordance with the terms of that Portfolios’ multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”). To this end, the benefit of any waiver or reimbursement of any management fee and any other “Portfolio Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Portfolios based on net asset value, regardless of Class.

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This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that each Portfolio is deemed to have paid a preferential dividend. In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

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NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen P. Fisher
Name: Stephen P. Fisher
Title: Senior Managing Director

ACKNOWLEDGED:

MAINSTAY VP FUNDS TRUST

		By:	/s/ Jack R. Benintende
Name: Jack R. Benintende
Title: Treasurer

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